SEC FILE NO. 70-7727

                                       and

                              SEC FILE NO. 70-8593


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                             CERTIFICATE PURSUANT TO

                                     RULE 24

                            OF PARTIAL COMPLETION OF

                                  TRANSACTIONS

                                    GPU, Inc.

                             GPU International, Inc.


- - - - - - - - - - - - - - - - - - - - -
                                         :
     In the matter of                    :
     GPU. INC.                           :   Certificate Pursuant
     GPU INTERNATIONAL, INC.             :   to Rule 24 of Partial
                                         :   Completion of
     SEC File No. 70-7727                :   Transactions
     SEC File No. 70-8593                :
     (Public Utility Holding Company Act :
     of 1935)                            :
                                         :
- - - - - - - - - - - - - - - - - - - - -




TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:


     The  undersigned,  GPU,  Inc.  ("GPU") and GPU  International,  Inc.  ("GPU

International")  hereby certify pursuant to Rule 24 of the Rules and Regulations under the Public Utility Holding  Company Act of 1935 (the "Act"),  that certain of the transactions proposed in the Applications,  as amended, filed in SEC file

No.  70-7727 and SEC File No.  70-8593,  respectively,  have been carried out in accordance with the Commission's  Orders dated November 16, 1995, June 14, 1995,

December 28, 1994, September 12, 1994, December 18, 1992, and June 26, 1990 with respect to the transactions proposed in the Application, as amended, in SEC File

No. 70-7727, and the Commission's Orders dated, November 5, 1997, March 6, 1996,

January 19, 1996 and July 6, 1995 with respect to the  transactions  proposed in the Application, as amended, in SEC File No. 70-8593, as follows:

     The  following  is reported in  accordance  with  Supplemental  Order dated

November 16, 1995 for SEC File No. 70-7727:


     1.   Financial Statements
          --------------------

     A copy of GPU  International's  audited  Consolidated  Balance  Sheet as of

December 31, 1997 and 1996 and audited Consolidated  Statement of Operations for the years  ended  December  31, 1997 and 1996 will be filed  separately  under a request for confidential treatment pursuant to Rule 104(b).


     2.   Business Activities
          -------------------

Project Development
-------------------

     GPU  International  continued to engage in project  development  activities both domestically and  internationally  (including in Europe,  Asia, Africa, and

South America).


Project Related Services
------------------------

               GPU International continued to provide management, administrative and/or  operating  services as of December  31, 1997 to the  following  projects

(either  directly or through  subsidiaries),  in which GPU  International  has a direct or indirect ownership interest:



          Project              Project Owner                       Location
          -------              -------------                       --------

          Marcal               Prime Energy L.P.                      NJ

          Chino                OLS Acquisition Corp.                  CA

          Camarillo            OLS Acquisition Corp.                  CA

          Onondaga             Onondaga Cogeneration L.P.             NY

          Lake                 Lake Cogen L.P.                        FL

          Pasco                Pasco Cogen L.P.                       FL

          Syracuse             Project Orange Associates L.P.         NY

          Brooklyn             Brooklyn Energy L.P.                   Canada

          Mid-Georgia          Mid-Georgia Cogen, L.P.                GA


     3.   Guarantees  which  GPU has  Agreed  to  Grant
          ---------------------------------------------
               No  matters  to be reported.

     4.   Guarantees Issued
          -----------------

               GPU  International or GPU, for the benefit of GPU  International,

has obtained the following standby letters of credit which were effective during the period October 1, 1997 through December 31, 1997:


(a) On February  26,  1996, a letter of credit in the face amount of $30,000 was issued by  Citibank  pursuant  to its credit  agreement  with GPU  International

("Citibank  Credit  Agreement")  to  support  a  bid  for a  500  MW  coal-fired generating  plant in Punjab  State,  India.  The letter of credit  carries a fee equal  to 0.5 of 1  percent  per  annum of the face  amount  plus a .10  percent fronting fee. The letter of credit is scheduled to expire on June 30, 1998.


(b) On June 16,  1994,  a letter of credit in the face  amount of $5 million was issued by Chase  Manhattan  Bank in favor of Mellon Bank to support debt service coverage on the Onondaga Project. The letter of credit carries a fee equal to

0.7 of 1 percent per annum of the face  amount,  and is  scheduled  to expire on

June 15, 1998. GPU entered into the related reimbursement agreement.


               In addition, the following guarantees were outstanding during the period October 1, 1997 through December 31, 1997:


(a) As of October 18, 1995, a guarantee of amounts up to  $122,750,000  was made by GPU for the  benefit of the  Bankers  Trust  Company as  collateral  agent on behalf of the Equity Bridge Lenders and the Secured  Parties in connection  with the Termobarranquilla (TEBSA) project in Colombia.


(b) GPU International has guaranteed the obligations of GPUI Colombia Ltda., and

International  Power  Advisors,   Inc.  (the  Operators),   each  of  which  are

subsidiaries  ofg  GPU  Power,  Inc.  (GPU  Power),  under  the  operations  and maintenance agreement (O&M Agreement) in the TEBSA project. The liability of the

Operators under the O&M Agreement is limited to $5 million.


(c) GPU has  guaranteed  payments to General  Electric  Capital  Corporation  of amounts up to the lesser of six months average rent  (approximately  $7,026,000)

or $10 million,  to the extent Lake Cogen, Ltd. fails to pay rent when due under the terms of the  project  lease or  chooses  not to renew  the lease  after its initial  11-year term. In addition,  GPU has  guaranteed to pay any  documentary stamp taxes and intangible personal property taxes should these taxes become due and payable in connection with the lease.


(d) GPU International has guaranteed the obligations of its wholly owned subsidiary, EI Fuels Corporation ("EI Fuels"), under the Natural Gas Facilities

Agreement ("Facilities  Agreement"),  dated as of November 30, 1995. Pursuant to the guarantee,  GPU International has guaranteed the payments of EI Fuels to the

City of Warner  Robins  (the  "City")  for (a) Fixed  Monthly  Lease  Charge (as

defined in the Facilities  Agreement) and (b) any and all extensions,  renewals,

modifications,  amendments or substitutions of the foregoing.  The Fixed Monthly

Lease Charge is $24,000,  payable  commencing on the in service date, subject to reduction  in  certain  circumstances,  for a term  of 31  years  (approximately

$8,928,000).


(e) GPU has guaranteed (I) $32 million for the purpose of funding, on an interim basis,  the equity  investment in Mid-Georgia  Cogen L.P., which will be used to finance the  construction of the facility and (ii) $7 million for a construction completion guarantee.  GPU has also guaranteed up to an additional $9 million in letter  of  credit  obligations  on behalf of  Mid-Georgia,  which  will  become effective upon commercial operation expected by mid-1998.


     5. Services obtained from associated companies
        -------------------------------------------

          Services   obtained   from  GPU   Service,   Inc.   consisted  of  (i)

administrative, internal auditing, accounting and risk management services; (ii)

information  services  and   telecommunications   services,  and  (iii)  pension

administration services. The total dollar value of such services provided during the period October 1, 1997 through December 31, 1997 was $304,429.

     6.   Services provided to associated companies
          -----------------------------------------

          A description of services  provided by GPU  International to associate companies  during the period  October 1, 1997 through  December 31, 1997 will be filed separately under a request for confidential treatment under Rule 104(b)


     7.   Investments by GPU in Qualifying Facilities,  Exempt Wholesale
          --------------------------------------------------------------

Generators and Foreign Utility Companies, and Percentage of Equity Ownership
----------------------------------------------------------------------------

          Set forth below is a summary of the direct or indirect  investments by

GPU, as of December 31, 1997 in qualifying  facilities  (QFs),  EWGs and foreign utility companies (FUCOs), as well as the percentage of equity ownership.



                                    Book Value
                          FUCO,     of GPU        GPU's%  Owners not affiliated with GPU
                          QF        Investment    Equity
Associate                 or        at 12/31/97   Owner-                          Type of
Company                   EWG         ($000)       ship       Name of Entity      Entity
----------------------------------------------------------------------------------------

Prime Energy, LP          QF      $ 7,410       50%      Prudential Insurance      Domestic
                                                           Company of America

OLS Power, LP             QF        -            1%      Prudential Insurance      Domestic
                                                           Company of America

Onondaga                  QF       13,513       50%      NationsCredit Commercial  Domestic
Cogen,  LP                                                 Corporation

Lake Cogen, Ltd           QF       16,338      49.9%     Lake Interest Holdings,   Domestic
                                                           Inc.
                                                         New Lake Corporation         "

Project Orange            QF        1,886         4%     G.A.S. Orange Partners,LP Domestic
Associates, LP                                           NCP Syracuse Inc.            "
                                                           Syracuse Investment Inc.   "
                                                           Stewart & Stevenson        "
                                                               Operations, Inc.
                                                             Met Life Capital         "
                                                               Corporation
Mid-Georgia           EWG &         (280)*      100%     Not Applicable            Domestic
Cogen, LP                QF

NCP Houston           EWG             810*      100%     Not Applicable              N/A
Power Incorporated

Pasco Cogen,          QF           16,199      49.9%     DCC Project Finance Ten   Domestic
Ltd.                                                           Inc.
                                                           PAS Power Company          "
                                                           Pasco Int. Holding, Inc.   "
                                                           Pasco Project Investment   "
                                                               Partnership LP


Selkirk Cogen         EWG &        12,105        19%     JMC Selkirk, Inc.
Domestic
Partners, LP          QF                                   Cogen Technologies         "
                                                             Selkirk GP, Inc.
                                                            Cogen Technologies        "
                                                             Selkirk, LP
                                                           JMCS I Investors, LP       "

Empresa               EWG          49,101        50%     Cititrust (Bahamas)       Foreign
Guaracachi S.A.                                            Limited



                                    Book Value
                          FUCO,     of GPU        GPU's%      Owners not affiliated with GPU
                          QF        Investment    Equity
Associate                 or        at 12/31/97   Owner-                            Type of
Company                   EWG         ($000)      ship        Name of Entity        Entity
----------------------------------------------------------------------------

Guaracachi                EWG       $34,653*      100%        Not Applicable         N/A
America, Inc.

GPU Power, Inc.           EWG        31,269*      100%        Not Applicable         N/A

EI International          EWG           222*      100%        Not Applicable         N/A

GPU International         EWG           179*      100%        Not Applicable         N/A
Colombia, Ltda

Solaris Power             FUCO      106,317        50%        Australian Gas Light,  Foreign
                                                                Co.

Victoria Electric         FUCO      114,911*      100%        Not Applicable         N/A
Inc.

Midlands                  FUCO      517,209        50%        Cinergy Corp.          Domestic
Electricity plc
GPU PowerNet              FUCO    1,700,619       100%        Not Applicable         N/A
Pty. Ltd.

GPU Australia             FUCO       42,432*      100%        Not Applicable         N/A
Holdings, Inc.

Austran Holdings          FUCO      226,836*      100%        Not Applicable         N/A
Inc.

Termobarranquilla         EWG        (2,510)       29%        ABB Energy Ventures,   Foreign
S.A.                                                            Inc.
                                                              Lancaster Distral Group  "
                                                              Corporacion Electrica    "
                                                                De la Costa Atlantica

EI Barranquilla,          EWG        (2,011)*     100%        Not Applicable          N/A
Inc.

Barranquilla              EWG             59*     100%        Not Applicable          N/A
Lease Holdings, Inc.

Los Amigos Leas-          EWG             12      100%        Not Applicable          N/A
ing Company, Ltd.

EI Services               EWG           (24)*     100%        Not Applicable          N/A
Canada, Ltd.




                                    Book Value
                          FUCO,     of GPU        GPU's%    Owners not affiliated with GPU
                          QF        Investment    Equity
Associate                 or        at 12/31/97   Owner-                              Type of
Company                   EWG        ($000)       ship          Name of Entity        Entity
---------------------------------------------------------------------------------------------


EI Canada                 EWG             20*     100%        Not Applicable          N/A
Holding, Ltd.

EI Brooklyn               EWG             --      100%        Not Applicable          N/A
Investment, Ltd.

EI Brooklyn               EWG             20*     100%        Not Applicable          N/A
Power, Ltd.


Brooklyn Energy,          EWG             --       75%       Polsky Energy Corp.    Foreign
LP                                                             of Brooklyn
                                     _______                 Brooklyn CoGen Limited Foreign

GPU's Aggregate
 Investment*                       $2,438,199
                                   ----------





(*) GPU's aggregate investment does not include the items shown with asterisks in order to avoid duplication.




               As of December 31, 1997, GPU also owned,  directly or indirectly,

interests in the  following  EWGs,  in which its  aggregate  investment  did not exceed $10,000:  GPU Power  Philippines,  Inc.; GPU  International  Asia,  Inc.;

International  Power Advisors,  Inc.; Austin  Cogeneration  Corporation;  Austin

Cogeneration Partners, L.P.; Hanover Energy Corporation; EI Power (China), Inc.;

China Power Partners,  L.P.; EI Power (China)I, Inc.; Ming Jiang Power Partners,

L.P.; EI Power (China)II,  Inc.; Nanjing Power Partners,  L.P.; EI Power (China)

III, Inc.; and Zhuang He Power  Partners,  L.P. Of those listed,  GPU owns a 50%

interest in China Power Partners, L.P., Ming Jiang Power

Partners, L.P., Nanjing Power Partners, L.P., and Zhuang He Power Partners, L.P;

the remaining interests of such EWG's are owned by Intesol International,  Ltd.,

a Hawaii corporation. GPU owns a 100% interest in each of the other EWGs.


8.  During the period  October 1, 1997  through  December  31, 1997 there was no intellectual property provided to GPU International by any associate company, or provided by GPU International to any associate company.

                     ---------------------------------------

          In accordance  with Orders dated July 6, 1995 and March 6, 1996 in SEC

File No. 70-8593,  and in addition to the reimbursement  agreements described in items 4 above, the following is reported:


     1.   Financial Statements
          --------------------

          A copy of GPU Electric,  Inc.'s ("GPU Electric") and GPU Power, Inc.'s

(GPU Power) audited Consolidated Balance Sheets as of December 31, 1997 and 1996

and audited  Consolidated  Statement of Operations  for the years ended December

31,  1997 and 1996 will be filed  separately  under a request  for  confidential treatment pursuant to Rule 104(b).


     2.   Investments in Exempt Entities
          ------------------------------

          On November 6, 1997,  GPU  Electric  acquired the business of PowerNet

Victoria (PowerNet), which is currently known as GPU PowerNet, from the State of

Victoria, Australia for A$2.6 billion (approximately U.S. $1.9 billion).

The PowerNet  acquisition was financed  through:  (1) a senior debt facility of

A$1.9 billion  (approximately U.S. $1.4 billion),  which is non-recourse to GPU,

Inc.;  (2) a five  year  U.S.  $450  million  bank  credit  agreement  which  is guaranteed by GPU, Inc.; and (3) an equity contribution of U.S. $50 million from

GPU, Inc.

          GPU Electric (through its investment in Austran Holdings) entered into the A$1.9 billion facility agreement (Facility  Agreement) with Chase Securities

Australia  Limited,  Dresdner  Australia  Limited,  and  J.P.  Morgan  Australia

Securities  Limited.  The Facility  Agreement is  guaranteed by GPU PowerNet and provides for interest at the  Australian  dollar bill discount rate as specified in the Facility Agreement. The terms of the Facility Agreement are as follows:


                                                            As of 12/31/97

                    Amount                 Term             Interest Rate
                    ------                 ----             -------------
Tranche A      A$481.250 million         364 days                5.51%
Tranche B      A$721.875 million         3 years                 5.59%
Tranche C      A$721.875 million         5 years                 5.71%

     As of December 31, 1997, GPU Electric has  outstanding  borrowings of A$1.9 billion (approximately U.S. $1.3 billion) under the Facility Agreement.


          GPU Electric  (through its investment in Australia  Holdings)  entered into the $450  million  bank  credit  agreement  (Credit  Agreement)  with Chase

Manhattan  Bank,  as agent  for a lending  institution  consortium.  The  Credit

Agreement provides for incremental borrowings consisting of several competitive advances from participating banks or simultaneous advances of the same type  (Adjusted  Base Rate  Advance  or  Eurodollar  Rate  Advance)  at the

company's discretion.

          Interest  for the  Adjusted  Base Rate  Advance is  calculated  at the higher  of Chase  Manhattan's  base  rate or the  Federal  Funds  rate  plus 1/2 percent,  payable  quarterly.  Interest  for the  Eurodollar  Rate  Advances  is

calculated  at the London  Interbank  Offering  Rate (LIBOR) plus an  applicable margin  ranging  from 0.20% to 1.25%,  payable  on the last day of the  interest period.

          Borrowings under the Credit  Agreement are repayable  annually on each anniversary  of the  acquisition  in  increments  of $90 million  with the final payment due in November  2002.  As of December 31,  1997,  GPU Electric has $450

million of  outstanding  borrowings  under the Credit  Agreement  with  interest calculated at 6.2% per annum.

          In  connection  with  the  acquisition  of  Midlands  Electricity  plc

("Midlands")  discussed in Item 3 below, EI UK Holdings,  Inc. ("EI UK") entered into a term loan  agreement  (the "Term Loan")  dated as of May 6, 1996,  with a syndicate of banks,  the Chase Manhattan Bank,  N.A., as  administrative  agent,

Citibank,  N.A.,  as  syndication  agent,  Citicorp  Securities,  Inc. and Chase

Securities Inc., as arrangers.  The Term Loan provides,  among other things, for

EI UK  borrowings  from time to time of up to pounds  sterling 340  million,  or approximately U.S. $561.2 million,  through a GPU guaranteed five-year bank term loan facility terminating on May 6, 2001.

          The  borrowing  interest rate is based on the LIBOR plus an applicable margin as defined in the Term Loan  corresponding to the debt ratings of GPU. As of December 31, 1997,  EI UK had  aggregate  borrowings  of pounds  sterling 340 million, or approximately U.S. $561.2 million,  outstanding under the Term Loan.

EI UK invested  such funds in Midlands  through  Avon Energy  Partners  Holdings

("Holdings").  The borrowings  bear interest at 6.7125 percent per annum,  which was based on the LIBOR at December 9, 1996, plus a .525 percent margin.


          On November  22, 1995,  GPU  acquired all of the capital  stock of GPU

Electric  and  made   capital   contributions   of  $48  million.   The  capital

contributions  were used by GPU Electric to acquire  Solaris  Power  ("Solaris")

(through  Victoria  Electric,  Inc.).  During  August  1996,  Victoria  Electric

Holdings,  Inc., a wholly owned  subsidiary of GPU Electric,  was established to hold the investment in Victoria Electric, Inc.

          On November 20, 1995,  GPU  Electric  entered into a credit  agreement

(the "Credit  Agreement") with Citibank Limited as the Participant and Arranger,

for which  Citisecurities  Limited is the Agent. The Credit Agreement  provides,

among other things, for revolving credit borrowings by GPU Electric from time to time through November 20, 1998,  subject to extensions for two years at the sole discretion  of the  Participant,  in  amounts  not to  exceed  an  aggregate  of

Australian  $95 million  outstanding at any one time. In August 1996, the Credit

Agreement was transferred to Victoria  Electric  Holdings,  Inc.  Borrowings are

guaranteed by GPU. The proceeds of such  borrowings  were used to fund, in part,

GPU's investment in Solaris.

     Notes issued under the Credit  Agreement bear interest at the Bill Discount

Rate which is equal to the mean "bid rate" quoted on the page entitled "BBSY" on the Reuters  Monitor  System at or about  10:00am  (Sydney  time) on the Funding

Date.  As of  December  31,  1997,  the  remaining  outstanding  balance  of the borrowing  amounted to  Australian  $79.9  million,  or  approximately  U.S. $52 million.

   3.Description of Exempt Entities in Which There are Funds Invested
   ------------------------------------------------------------------

       Selkirk Cogen Partners, L.P. (Selkirk)
       --------------------------------------

       Selkirk   owns  and  operates   two  natural   gas-fired   combined-cycle

cogeneration  facilities  located in  Bethlehem,  New York: a 79.9 megawatt (MW)

facility and a 270 MW facility.


Brooklyn Energy, L.P. (Brooklyn)
--------------------------------
     Brooklyn owns a 24 MW wood and oil-fired  cogeneration  facility located in

Brooklyn, Nova Scotia, Canada. Commercial operation of the facility commenced in

April 1996. Since April 1996, when Brooklyn  entered into commercial  operation,

the project has experienced operating cash deficits primarily due to a reduction in the electric energy rate and suboptimal equipment performance. These deficits were partially funded by advances from both GPU International and its subsidiary

EI Services Canada Limited, the project operator. As a result of these operating cash deficits, Brooklyn has been unable to make (i) principal payments under the terms of its nonrecourse credit obligation and (ii) full payment to, among other providers, EI Services Canada Limited for operating and maintenance services.

                  During 1997,  Brooklyn  received  several default notices from its Lenders  for failure to pay  principal  and  interest as required  under the

Credit  Agreement.  Under  the  terms of the  Credit  Agreement,  if an Event of

Default has  occurred  and is  continuing  the Lenders have the right to enforce certain remedies which include but are not limited to acceleration of the entire principal amount of the Loan.


         As  of  December  31,  1997,   GPU   International   has  made  capital

contributions in Brooklin totaling Canadian $12.9 million (approximately U.S. $9 million) and has provided Canadian $4.2 million  (approximately U.S. $3 million)

of funding to EI Services  Canada Limited and Brooklyn to pay past due operating expenses.  In 1997, GPU International  recorded a provision of U.S. $7.9 million

to  fully  reserve  its  investment   balance  and  advances  due  to  both  GPU

International and EI Services Canada Limited.


Empresa Guaracachi, S.A.
------------------------

         In July 1995, GPU Power,  through Guaracachi  America,  Inc.,  acquired from the  Bolivian  Government a 50% interest in Empresa  Guaracachi,  S.A.,  an electric  generating  company having an aggregate  capacity of 216 MW of natural gas-fired and oil-fired generation for approximately $47 million. The facilities are located in Bolivia in and around the cities of Santa Cruz,  Sucre and Potosi with  their  total  capacity  representing  one-third  of  Bolivia's  generation capacity. GPU Power's investment of $47 million will be used by the year 2002 to expand the generating facilities to meet Bolivia's growing demand.

Solaris Power ("Solaris")
-------------------------

         In November  1995,  GPU  Electric,  through  Victoria  Electric,  Inc.,

together with the  Australian Gas Light  Company,  acquired  Solaris for a total purchase price of approximately $712 million,  of which GPU Electric's 50% share is $356  million.  GPU  Electric  has made an equity  investment  in  Solaris of approximately  $112  million;  the balance of the  purchase  price was  provided through  non-recourse  borrowings by Solaris from an Australian  bank syndicate.

Solaris,  which provides  electric service to more than 240,000 customers in and around  Melbourne,  Australia,  was sold by the government of Victoria through a competitive bid as part of that state's  privatization of the electric industry.

GPU Electric is required to sell its interest in Solaris due to  cross-ownership restrictions imposed when it acquired PowerNet.


Termobarranquilla, S.A.
-----------------------

         In October 1995, GPU Power,  through EI Barranquilla,  Inc.,  completed the  financing  for and  acquired a 29%  interest  in  Termobarranquilla,  S.A.,

Empresa de Servicios Publicos ("TEBSA"), an existing 180 MW gas-fired generating plant in Barranquilla, Colombia and TEBSA began the construction of a new 780 MW gas-fired  plant  adjacent to the existing plant (the  "Barranquilla  Project").

Electricity  generated by these plants will be sold to Corporacion  Electrica de la Costa Atlantica under a 20-year contract.  Total project costs, including the acquisition of the existing plant,  are expected to be $756.2 million,  of which

GPU Power's equity contribution is expected to be approximately $65 million.

Barranquilla Lease Holdings, Inc. and Los Amigos Leasing Company, Ltd.
----------------------------------------------------------------------

         Barranquilla Lease Holdings,  Inc., a subsidiary of GPU Power,  through its  wholly-owned  subsidiary  Los Amigos  Leasing  Company,  Ltd.  ("Leaseco"),

procures  equipment  to be used by and  leased  to  TEBSA.  Pursuant  to a lease agreement,  Leaseco  will deliver  certain  non-Colombian  equipment  related to

TEBSA,  and TEBSA will make lease  payments  equal to the interest and principal payments on senior bank debt and certain other expenses incurred by Leaseco.


Midlands Electricity plc
------------------------

         In May, 1996, GPU and Cinergy  Corporation  formed Avon Energy Partners plc ("Avon"), a wholly-owned  subsidiary of Holdings.  Holdings is a 50/50 joint venture which acquired Midlands, an English regional electric company.  GPU's 50 percent interest in Holdings is held by EI UK, a wholly-owned  subsidiary of GPU

Electric.


         EI UK invested  approximately  $585.7  million in Holdings by borrowing such  proceeds  through a GPU  guaranteed  five-year  bank  term loan  facility.

Holdings has borrowed  approximately  $1.6 billion  through a non-recourse  term loan and revolving credit facility to provide for the balance of the acquisition price.


         Midlands, distributes and supplies electricity to 2.3 million customers in England in an area with a population  of five  million.  Midlands also owns a generation business that produces  electricity  domestically and internationally and a gas supply company that provides natural gas service to 8,000 customers in England. In addition, Midlands owns and has under development a number of international generation projects.


PowerNet
--------
         PowerNet  owns  and  operates  the  existing  high-voltage  electricity

transmission  system  in  the  State  of  Victoria,   Australia.   The  PowerNet

transmission  system  serves all of Victoria  covering an area of  approximately

87,900 square miles and a population of approximately 4.5 million.


4.       Services Obtained From Associated Companies
         -------------------------------------------

         GPU  Energy  provided  administrative  services  to  GPU  International

Australia  in the amount of $97,150,  for the three  months  ended  December 31,

1997, in support of the development and management of Solaris' operations.


         GPU Service, Inc. provided  administrative services to GPU Power in the amount of $3,685 for the three  months ended  December 31, 1997,  related to the oversight and management of GPU Power's operations.

         GPU Service, Inc. provided  administrative  services to GPU Electric in the amount of $117,236 for the three months ended December 31, 1997,  related to the oversight and management of GPU Electric's operations.


5.       Services Provided to Associated Companies
         -----------------------------------------

         A  description  of services  provided by GPU  Electric and GPU Power to associate  companies during the period October 1, 1997 through December 31, 1997 will be filed separately  under a request for confidential  treatment under Rule

104(b)
                                       19

         In Accordance with the Commission's Order dated November 5, 1997 in SEC

File No. 70-8593, the following is reported:


         a) GPU, Inc.'s aggregate  investment includes all amounts invested,  or committed  to be  invested,  in foreign  utility  companies  (FUCOs)  and exempt

wholesale   generators  (EWGs),  for  which  there  is  recourse,   directly  or

indirectly,  to the registered holding company.  GPU Inc.'s aggregate investment as of December 31, 1997 is as follows:

                                                               (In Thousands)
FUCOs
-----
Solaris Power                                                 $     117,417

Midlands Electricity plc                                            564,516

GPU PowerNet                                                        500,000
                                                                  ---------
         Subtotal                                                 1,181,933
                                                                  ---------
EWGs
----
Mid-Georgia Cogen, L.P.                                              39,000

Selkirk Cogen, L.P.                                                  12,104

Brooklyn Energy, L.P.                                                10,510

Termobarranquilla, S.A.                                             122,750

Empresa Guaracachi, S.A.                                             48,645

Development projects                                                  2,291
                                                                  ---------
         Subtotal                                                   235,300
                                                                  ---------
         Aggregate Investment in FUCOs and EWGs               $   1,417,233
                                                                  =========

         b)       As of December 31, 1997
                  (In Thousands)

       GPU, Inc.'s Aggregate Investment in FUCOs and EWGs   $ 1,417,233



Aggregate Investment as a Percentage of GPU, Inc. and Subsidiary Companies:

Total capitalization                 $        8,899,028            15.9%

Net utility plant                    $        7,509,571            18.9%

Total consolidated assets            $       12,924,708            11.0%

Market value of common equity        $        5,090,074            27.8%

         c)       GPU, Inc. and Subsidiary Companies

                  Consolidated Capitalization Ratios as of December 31, 1997

                  (In Thousands)
                                                Amount               %
Common equity                        $        3,099,930            34.8

Cumulative preferred stock                      170,478             1.9

Subsidiary-obligated mandatorily

 redeemable preferred securities                330,000             3.7

Long-term debt                                4,945,406            55.6

Notes payable                                   353,214             4.0
                                              ---------            ----
         Total capitalization        $        8,899,028           100.0%
                                              =========           ======

         d)  Market-to-book  ratio of GPU, Inc. and Subsidiary  Companies common stock at December 31, 1997


Closing Market Price per Share                          $        42.1250

Book Value per Share                                    $        25.59

Market-to-Book Ratio of Common Stock                             164.6%

         e) Analysis of Growth in Retained Earnings for GPU, Inc. and Subsidiary Companies:


                                                                 (In Thousands)

Retained Earnings as of 12/31/97                            $        2,140,712

Retained Earnings as of 9/30/97                                      2,175,590
                                                                     ---------
Growth in Retained Earnings                                 $         (34,878)
                                                                    ==========


Analysis of Growth in Retained Earnings:

Income (loss) contribution from GPU Energy companies        $          64,437

Income (loss) contribution from FUCOs/EWGs/Project Parents             34,986

Income (loss) contribution from other subsidiary companies             (6,513)

Cash dividends declared on common stock                              (120,822)

Other adjustments                                                      (6,966)
                                                                      -------
Growth in Retained Earnings                                 $         (34,878)
                                                                      ========

         f) Statements of  operations  for the year ended  December 31, 1997 for each of the following  Project Parents and Exempt  Entities,  other than Selkirk

Cogen Partners,  LP, will be filed  separately  under a request for confidential treatment pursuant to Rule 104(b):

         -       Mid Georgia Cogen, LP

         -       NCP Houston Power Incorporated

         -       Selkirk Cogen Partners, LP - incorporated by reference to

Selkirk's report on Form 10-K for the year ended December 31, 1997 filed with the SEC.

         -        Empresa Guaracachi, S.A.

         -        GPU International Colombia, Ltda.

         -        Solaris Power

         -        Midlands Electricity, plc

         -        Termobarranquilla, S.A.

         -        Los Amigos Leasing Company, Ltd.

         -        EI Services Canada, Ltd.

         -        Brooklyn Energy, LP

         -        GPU International Australia Pty Ltd.

         -        GPU PowerNet Pty. Ltd.

                                    SIGNATURE
                                    ---------

PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS CERTIFICATE TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                       GPU, Inc.



                                       By:
                                             T. G. Howson
                                             Vice President and Treasurer


                                       GPU International, Inc.




                                       By:
                                             B. L. Levy
                                             President


Date:    April 28, 1998